

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Jürgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

   Re: VIA optronics AG
     Registration Statement on Form F-1
     Filed September 4, 2020
     File No. 333-248599

Dear Mr. Eichner:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, public filing

General

1. It is not clear who you have identified as the selling shareholders. If the reseller is Corning and the underwriters intend to purchase the shares Corning receives in the concurrent private placement to cover the over-allotment, then we will have additional comment. Please advise.

Summary Consolidated Financial and Other Data, page 13

2. Refer to the section of Consolidated Statement of Financial Position Data on pages 13 and 68. Please provide the as adjusted columnar data only for the most recent balance sheet. In this regard, the as adjusted data should be provided for the June 30, 2020 interim balance sheet and not the prior fiscal year ended December 31, 2019. Please revise

accordingly. Also, please disclose in Note 2.1, Basis of Preparation, on page F-7, the last sentence of the first paragraph on page 13 regarding that in the opinion of management the unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation. Refer to Item 10-01(b)(8) of Regulation S-X.

<u>Capitalization, page 65</u>

3.   We note your revisions made in response to our prior comment one. Please also revise the first and second paragraphs to eliminate references to cash and cash equivalents. Also, please include within the shareholders' equity section of the table, the line item currency translation reserve and its related amount as shown on page F-2. Further, it appears the total capitalization at June 30, 2020 should be €33,155 rather than €33,173. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Gregory A. Schernecke, Esq.